

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Via E-mail
Edward Low
Chief Financial Officer
Apolo Gold & Energy, Inc.
9th Floor, Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

   **Re: Apolo Gold & Energy, Inc.**
     **Form 10-K for the Fiscal Year Ended June 30, 2014**
     **Filed September 29, 2014**
     **File No. 000-27791**

Dear Mr. Low:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/Tia L. Jenkins

         Tia L. Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel, and
         Mining